Exhibit 4.4

This executive service agreement

is made on                      2001 between the following parties:

1.	Coles Myer Ltd
ACN 004 089 936
of 800 Toorak Road,
Tooronga, Victoria 3146
(the Company)

2.	Hani Joseph Zayadi
C/o Marler Kyle Van Der Steen
Barristers & Solicitors
86 Chisholm Street
Oakville, Ontario
Canada
(the Executive)

Recitals

1	The Company has agreed to employ the Executive and the Executive has agreed to accept appointment as Managing Director, Kmart, on the terms of this agreement effective from 1 August 2001.

2	The Executive has requested that the benefits provided under this agreement be given as consideration for him agreeing to be employed as Managing Director, Kmart.

The parties agree

in consideration of the mutual promises contained in this agreement:

1	Definitions and interpretation

1.1	Definitions

In this agreement:

Base Salary means the salary specified in Clause 5.2 of this agreement.

Board means the Board of Directors of the Company;

Business Day means a day on which trading banks are open for business in Victoria, other than a Saturday, Sunday or a public holiday;

Cause means -

(a)	becoming bankrupt or suspending payment or compounding with or assigning his estate for the benefit of his creditors;

(b)	becoming of unsound mind or a person whose person or estate is liable to be dealt with under any law relating to mental health;

(c)	failing to remedy a serious or persistent breach of this agreement within 14 days of receiving from the Company a written notice specifying the breach and requiring the Executive to remedy it;

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(d)	wilful commission by the Executive of any act involving dishonesty or fraud; or

(e)	gross misconduct in the performance of the duty of the Executive to any company in the Group that injures or is likely to injure the Group or any company in the Group.

Chief Operating Officer means the Chief Operating Officer of the General Merchandise and Apparel Group.

Kmart means Kmart, Kmart Tyre & Auto, My Car, Dirt Cheap and Kmart Home & Garden.

Group means the Company and all Group Companies.

Group Company at a given time means a body corporate that is a “related body corporate” (as that expression is defined in the Corporations Law) of the Company at that time.

Share means a fully paid ordinary share in the capital of the Company.

Termination Date means the date the Executive ceases to be employed by the Company.

1.2	Interpretation

In this agreement, headings are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:

(a)	a reference to termination of this agreement includes a reference to termination of the Executive’s contract of employment;

(b)	words importing the singular include the plural and vice versa;

(c)	words importing a gender include any gender;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(e)	a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)	a reference to a party to a document includes that party’s successors and permitted assigns;

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute; and

(h)	a reference to a document or agreement includes all amendments or supplements to, or replacements or novations of, that document or agreement.

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2	Appointment

(a)	The Company appoints the Executive as its Managing Director, Kmart and the Executive accepts that appointment as from 1 August 2001.

(b)	The Company acknowledges and agrees that the benefits provided under this agreement and otherwise given in relation to his appointment are in consideration for the Executive agreeing to hold the position of Managing Director Kmart and as such constitute an exempt benefit under section 200F of the Corporations Law.

(c)	The Executive will be based in Melbourne but will be expected to travel on Company business to interstate and overseas locations. Any travel overseas for Company business purposes requires prior approval of the Company as to duration and timing.

3	Term

The appointment of the Executive pursuant to clause 2 will continue until terminated by either party in accordance with the terms set out in this agreement.

4	Responsibility

The Executive will:

(a)	exercise the powers and perform the duties appropriate to his appointment as Managing Director, Kmart including, without limiting the foregoing and in all respects comply with the lawful directions given to him by the Company; and

(b)	well and faithfully serve the Group and use his best endeavours to promote its interests and welfare.

5	Remuneration

5.1	Base Salary

During the period that the Executive serves the Company under this agreement, the Company will pay the Executive the Base Salary, determined under this clause 5, by monthly instalments, or as otherwise agreed between the parties.

5.2	Base Salary

The Base Salary for the period from the Executive’s appointment is US $560,000 (gross) per annum.

5.3	Additional salary

(a)	Additional salary of up to eighty percent (80%) of the base salary as given in clause 5.2 and which may be increased from time to time payable by 15 November following the end of the financial year, the first payment being in calendar year 2002.

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(b)	The amount payable in respect of the 2002 financial year, if any, will be determined as follows:

(A)	up to 40 per cent of the amount will be payable on achievement of key performance indicators for Kmart;

(B)	up to 40 per cent of the amount will be payable on the achievement of key performance indicators for the General Merchandise and Apparel Group; and

(C)	up to 20 per cent of the amount will be payable on the achievement of key performance indicators within Coles Myer Ltd.

(c)	The Company reserves the right to vary the manner in which any amount payable under clause 5.3(b) may be determined for financial years after the 2002 financial year.

(d)	The Company will determine the key performance indicators for each financial year in or about July each year.

5.4	Other Benefits

In addition to the Base Salary, the Executive will also be entitled to:

(1)	a relocation package by way of payment or reimbursement of the reasonable cost of moving to Australia and the reasonable cost of relocation to Canada. The package is to include the cost of airfares back to Canada for the executive and his wife upon the termination of the executive’s employment with the Company.

(2)	payment by the Company of reasonable legal and real estate agent’s fees associated with the sale of the Executive’s residential property in Canada and the legal, real estate and stamp duty associated with the purchase of a residential property in Australia.

(3)	an annual allowance equivalent to US $50,000 (payable in Australian dollars). The allowance is to cover:

(a)	the cost of leasing two motor vehicles for the executive and his wife and all maintenance, registration, fuel and running costs;

(b)	payment of all superannuation guarantee contributions in accordance with Clause 6.

(4)	an annual travel allowance to cover the cost of a total of 6 return airline fares to Canada for the Executive, his wife and three children.

(5)	payment by the Company of fees (up to a maximum of US $3,000) for membership of a professional or like association in Australia.

(6)	payment by the Company of fees (up to a maximum of AU $5,000) to cover the cost of the Executive and his wife’s membership of a sporting, social or like club in Australia.

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5.5	Other payments

(1)	The Executive will be entitled to two special payments:

(a)	A payment of US $200,000 (gross) payable on 1 January 2002 in recognition of the likely bonus forfeited upon his resignation from his current employer, when the Executive would have expected normally to receive payment from his current employer;

(b)	A payment of US $600,000 (gross) for accepting employment with the Company with the consequent loss of retention and equity benefits with his current employer and in recognition of his continued service payable as follows:

(i)	US $300,000 (gross) payable on 1 August 2001;

(ii)	US $150,000 (gross) payable on the second anniversary of that date, provided the Executive is still in the continued employment of the Company on that date; and

(iii)	US $150,000 (gross) payable on the fourth anniversary of that date provided the Executive is still in the continued employment of the Company on that date.

(2)	All amounts stated in this clause are before the imposition of any Goods and Services Tax (GST). Where the Executive incurs GST in relation to an item of expense the Company will reimburse the Executive for the amount of GST paid. The Executive will pass to the Company any tax invoice he receives. The Company will pay any Fringe Benefits tax payable on the items set out in clause 5.4.

6	Superannuation contributions

The Company will make superannuation contributions in accordance with the superannuation guarantee charge legislation for the benefit of the Executive to the Coles Myer Superannuation Fund Accumulation Section during the period the Executive serves the Company under this agreement, provided that:

(i)	the Company may apply for an exemption from the obligation arising from the superannuation guarantee charge legislation to make superannuation contributions for the benefit of the Executive; and

(ii)	in the event that such an exemption is obtained, the Company shall not make any such contributions.

7	Share options

Upon the execution of this Executive Service Agreement, the Executive and the Company will execute an Options Deed which sets out the terms upon which Options are to be provided to the Executive.

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8	Expenses

The Company will reimburse the Executive for reasonable out-of-pocket expenses incurred by the Executive on the business of the Company upon receipt of monthly expense reports and receipts, and, where applicable, tax invoices.

9	Leave entitlements

(a)	The Executive is entitled to public holidays and long service leave in conformity with statutory entitlements and 20 working days annual leave per annum or such greater period as approved by the Company

(b)	The Executive must take annual leave at a period or periods agreed between the Company and Executive.

(c)	The Company does not apply a formal sick leave policy to senior executives, preferring to deal with absences on a case by case basis.

10	Confidentiality and restrictions

10.1	Executive’s obligations of confidence

(a)	The Executive must:

(1)	keep any Information secret and confidential, except to the extent that the Executive is required by law to disclose it;

(2)	take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Information; and

(3)	not disclose Information to any third party without first obtaining the written consent of the Company except in the ordinary and proper course of employment with the Company.

(b)	In this clause, Information means any information in respect of the Company’s business which is not in the public domain and includes, but is not limited to, any document, book, account, process, patent, specification, drawing, design or know-how which:

(1)	comes to the notice of the Executive in the course of the Executive’s employment; or

(2)	is generated by the Executive in the course of performing the Executive’s obligations;

10.2	Restricted activities

The Executive must not during employment under this Agreement or at any time within the period of 12 months after the Termination Date, without the prior written consent of the Company:

(a)	induce or attempt to induce any director, manager or employee of the Company to terminate his or her employment with the Group, whether or

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not that person would commit a breach of that person’s contract of employment;

(b)	employ any person who has been a director, manager, employee of or consultant to the Group during the Executive’s employment who is or may be likely to be in possession of any confidential information or trade secrets relating to the business of the Group;

(c)	solicit or persuade any person who has dealt with the Group during the Executive’s employment or is in the process of negotiating with the Company at the Termination Date, to cease doing business with the Company or reduce the amount of business which the person would normally do with the Group.

10.3	Restraints reasonable

(a)	The Executive and the Company consider the restraints contained in this clause to be reasonable and intend the restraints to operate to the maximum extent.

(b)	If these restraints:

(1)	are void as unreasonable for the protection of the interests of the Company; and

(2)	would be valid if part of the wording was deleted or the period or area was reduced,

the restraints will apply with the modifications necessary to make them effective.

10.4	Restraints independent

The restraints contained in this clause are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

10.5	Acknowledgments by Executive

The Executive acknowledges that:

(a)	the Executive will obtain Information concerning the business and finances of the Company and Group Companies including trade secrets and industrial processes;

(b)	disclosure of Information could materially harm the Company;

(c)	the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Company;

(d)	the remedy of damages may be inadequate to protect the interests of the Company and the Company is entitled to seek and obtain injunctive relief, or any other remedy, in any Court; and

(e)	this clause will survive the termination of the Executive’s employment with the Company in all circumstances including repudiation by the Company of the remainder of this agreement.

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11	Termination

11.1	Termination by the Company

(a)	The Company may terminate this agreement by giving the Executive at any time prior to the expiration of three years after his appointment 24 months written notice or payment in lieu of notice or at any time thereafter 12 months’ written notice or payment in lieu of notice to the Executive. Payment in lieu of notice will be calculated as follows:

(i)	if the Company elects to pay the Executive in lieu of the whole notice period, such payment to be calculated on the basis of:

(A)	annual Base Salary; and

(B)	payment of the annual value of the benefits contained in clause 5.4(3).

(ii)	if the Company requires the Executive to work some but not all of the notice period (such period to be worked to be determined at the time that the Company notifies the Executive that he will be required to work for that part of the notice period) then the Executive will be paid an amount in respect of the part of the notice period not worked, such payment to be calculated on the basis of:

(A)	pro rata Base Salary; and

(B)	payment of the pro rata value of the benefits contained in clause 5.4(3).

(iii)	In addition to (i) and (ii) the Executive will be paid on termination under this paragraph an amount not less than 50% of the Additional Salary referred to in clause 5.3 unless:

(A)	the termination is based on an allegation of poor performance which has been notified by the Company to the Executive in writing;

(B)	the Executive has been given a reasonable opportunity to remedy the performance issues raised in that notice; and

(C)	the Executive has failed to remedy those performance issues.

(b)	The Company may terminate this agreement immediately for Cause. Upon termination for Cause the Executive will not be entitled to any payments other than payments on account of pro rata Base Salary, the pro rata benefits contained in clause 5.4(3) and any accrued leave entitlements up to the date of termination.

(c)

The Company may terminate this agreement, if, at any time, in the reasonable opinion of the Company determined in good faith, the Executive becomes unable to perform his duties owing to him becoming totally incapacitated by ill health (mental or physical) or accident and, in the reasonable opinion of the Company determined in good faith, the incapacity has continued for a period of more than 3 consecutive months or

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for a period or periods aggregating more than 90 days in any 52 consecutive weeks. In these circumstances, at any time after the expiration of that period or those periods, the Company may terminate the Executive’s employment by giving notice in writing with immediate effect.

(1)	The Executive will be paid on termination, to the date of notice:

(i)	payment of pro rata Base Salary.

(ii)	payment of the pro rata value of the benefits contained in clause 5.4(3).

11.2	Termination by Executive

The Executive may terminate this agreement by giving 12 months’ written notice to the Company. The Company may at its discretion:

(a)	require the Executive to continue working through the notice period; or

(b)	elect to make the termination effective immediately, in which case the Executive will be entitled on termination to:

(A)	a payment in lieu of the whole 12 month notice period, such payment to be calculated on the basis of:

(i)	annual Base Salary; and

(ii)	payment of the pro rata value of the benefits contained in clause 5.4(3).

(c)	require the Executive to work some but not all of the 12 month period (such period to be worked to be determined at the time that the Company notifies the Executive that he will be required to work for that part of the notice period) in which case the Executive will be entitled on termination to:

(A)	a payment in lieu, such payment to be calculated on the basis of:

(i)	pro-rata Base Salary; and

(ii)	subject to performance pro-rata Additional Salary at the discretion of the Company; and

(iii)	payment of the pro rata value of the benefits contained in clause 5.4(3).

11.3	Maximum payments

In the event of the termination of the Executive’s employment under this agreement, the Executive will be entitled to be paid the amounts specified above, provided, however, that the maximum amount that may be paid or payable to the Executive on termination whether under this agreement or any other agreement shall not exceed the statutory limit applicable under s.200A-J of the Corporations Law.

11.4	Obligations on termination

(a)	On termination of this agreement, the Executive must return to the Company all tangible property of the Company or any Group Company

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including, but not limited to, all books, documents, computers, papers, materials, credit cards, cars and keys held by the Executive or under the Executive’s control.

(b)	If at the Termination Date the Executive is a director of any Group Company, the Executive will resign from those directorships. The Executive irrevocably appoints the Company Secretary of the Company or any other person nominated by the Company as his attorney to provide the Executive’s resignation on his behalf.

11.5	Options

Nothing in this agreement limits in any way the extent to which any Options may vest or become exercisable during or with respect to any notice period (including any notice period in respect of which a payment is made in lieu of actual notice) which may be given to or by the Executive.

12	Company policies

It is a term of this agreement that the Executive will abide by the Company policies on Equal Opportunity and Discrimination, Occupational Health and Safety and Email and Internet usage as varied from time to time.

As part of the Executive’s employment contract, the Executive is required to read, sign and return with his acceptance of this service agreement, the Conflict of Interest Declaration contained in the Coles Myer Code of Conduct booklet. The Executive is required to comply with the Coles Myer Code of Conduct.

13	Taxes and other government levies

(a)	Except with respect to the specific GST and FBT provisions set out in this agreement, the Executive is responsible for payment of all taxes and other levies payable under or as a consequence of this agreement or the Options Deed whether in Australia, Canada or elsewhere.

(b)	As and when required by Australian law, the Company will deduct from any payment due to the Executive under this agreement or the Options Deed:

(1)	tax instalments in US$ at the appropriate Australian tax rate for individuals plus any levies and remit those deductions to the Australian Commissioner of Taxation.

(2)	company contributions to superannuation required by law to be made.

(3)	any other deductions required under the laws of Australia.

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14	General

14.1	Notices

Any notice or other communication to or by a party to this agreement:

(a)	must be in legible writing addressed c/o Coles Myer Ltd, or as specified to the sender by notice; and

(b)	is regarded as being given and received:

(1)	if by delivery in person, when delivered to the addressee;

(2)	if by post, 2 Business Days after the date of postage; or

(3)	if by facsimile, when transmitted to the addressee.

14.2	Governing law and jurisdiction

(a)	This agreement is governed by the laws of Victoria.

(b)	The parties irrevocably submit to the exclusive jurisdiction of the courts of Victoria.

14.3	Prohibition, enforceability and severance

(a)	Any provision of, or the application of any provision of, this agreement which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

(c)	If a clause is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this agreement.

14.4	Waiver

(a)	The failure of either party at any time to require performance by the other party of any provision of this agreement does not affect the party’s right to require the performance at any time.

(b)	The waiver by either party of a breach of any provision must not be held to be a waiver of any succeeding breach of the provision or a waiver of the provision itself.

14.5	Confidentiality of this agreement

The parties agree that the terms of this agreement are strictly confidential and may not be disclosed by either party, except:

(a)	where required to be disclosed by compulsion of law, pursuant to the provisions of the Corporations Law or other applicable legislation or the listing rules of a recognised stock exchange upon which Company’s shares are quoted; or

(b)	to legal, taxation or other advisers.

Where either party may be required to disclose details relating to this agreement, the parties will, to the extent possible prior to such disclosure, in good faith meet to discuss and agree the form and content of that disclosure.

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15	Execution

The parties agree that the reproduction of signatures by way of a telecopy or facsimile device will be treated as though such reproductions were executed originals and each party undertakes to provide the other with a copy of the agreement bearing original signatures within a reasonable time after execution thereof.

Executed as an agreement:

Signed by Hani Joseph Zayadi
in the presence of:

Witness

Name (please print)

Signed for Coles Myer Ltd
by its representative
in the presence of:

Witness	Representative

Name (please print)	Name (please print)

Confidential

ABN 11 004 089 936

MEMORANDUM

TO:	Hani Zayadi

CC:	Ian Clubb

FROM:	John Fletcher

DATE:	1st October, 2003

Subject:	Remuneration – US/AUS Dollars

Hani,

Further to our recent conversation where you have raised the issue of the strengthening $A and its impact on your net remuneration received, I would propose the following:-

•	The exchange rate on your Date of Commencement (DoC) (being 01 August 01) was .5110

•	Effective 01-Aug-03 your salary will be US$600,000 /.5110 = A$1,174,168.

•	Effective 01-Oct-03 your A$ salary will be increased by 5% (+$58,708) = A$1,232,876.

•	The car allowance that you currently receive ($100,000) will be rolled into your salary to form a Total Fixed Compensation of A$1,332,876 p.a.

•	Your new rate of pay from 01-Oct –03, and the adjustment for August and September will be processed with your October 15 pay.

•	Effective the date of this letter, all reimbursements by CML of both your personal and professional club membership will cease.

•	Coles Myer will pay your future ongoing family medical coverage. Future invoices should be directed to Coles Myer for payment.

•	Your current entitlement of 6 return business class airfares to Canada per annum remains in place for a period of 4 years from your date of commencement.

•	I confirm any future nominated contractual payments, outlined in your contract to be paid on a specific date, will be converted to, and paid in A$’s at the exchange rate at your date of commencement (i.e. 0.5110).

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As agreed, given that the majority of your personal costs are in $A, to change now to the local currency is both sensible and understandable.

In agreeing to your request, I should point out that there will not be the opportunity to revert back to the US$ remuneration base at some later date.

Hani, I believe the above reflects the substance of our discussion. If you are in agreement, could you please sign and return the attached copy to GGM Human Resources. In order to action this, you will need to urgently (today) provide bank account details to Ian Clubb.

Regards,

John Fletcher
Chief Executive Officer

Hani Zayadi	Date

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